UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-35126

21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road,

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

21Vianet Group, Inc. Announces Acceptance, Results and Settlement of the Change of Control Offer for its 6.875% Bonds Due 2017

BEIJING, August 29, 2016 – 21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”) today announced the acceptance, results and settlement of the Company’s invitation to all holders (the “Bondholders”) of the 6.875% Bonds due 2017 (CMU Instrument No. CILHFB14015; Common Code: 108042265) (the “Bonds”) to tender their Bonds for purchase for cash (the “Offer”) upon the terms and subject to the conditions set forth in an offer to purchase dated August 1, 2016 (the “Offer to Purchase”). Reference is made to the announcement dated August 1, 2016 relating to the Offer.

The Offer expired at 10:00 a.m., Hong Kong time, on August 26, 2016 (the “Expiration Time”).

As of the Expiration Time, tender instructions with respect to RMB1,579,400,000 aggregate principal amount of the Bonds, representing 78.97% of the outstanding principal amount of the Bonds, have been received and such Bonds have been validly tendered pursuant to the terms and conditions of the Offer to Purchase.

The Company has accepted all Bonds validly tendered in the Offer. Following settlement of the Offer, RMB420,600,000 of the principal amount of the Bonds will remain outstanding.

Subject to the terms and conditions set forth in the Offer to Purchase, the Company has offered to pay RMB101,000 (the “Purchase Price”) for each RMB100,000 principal amount of the Bonds. Bondholders whose Bonds are purchased in the Offer will also receive accrued and unpaid interest from the most recent interest payment date on their Bonds up to, but not including, the Settlement Date (as defined below).

The Offer was completed on the settlement date, August 29, 2016 (the “Settlement Date”). Accordingly, the transactions contemplated in the Offer to Purchase have been consummated. The aggregate principal amount of Bonds accepted for tender by the Company on the Settlement Date was RMB1,579,400,000. The Company paid approximately RMB1,613,935,792 in cash, in exchange for the tendered Bonds.

This announcement is not an offer to purchase, a solicitation of an offer to sell or a solicitation of consents with respect to any securities. The Offer is being made solely by the Offer to Purchase dated August 1, 2016. The Offer is not being made to holders of the Bonds in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, content delivery network services, consumer broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707-2062

IR@21Vianet.com

Queenie Liu

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Simic Chan

+852 3469 5065

IR@21Vianet.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By	:	/s/ Terry Wang
Name	:	Terry Wang
Title	:	Chief Financial Officer

Date: August 29, 2016